+--------+                               +------------------------------------+
| FORM 4 |                               |            OMB APPROVAL            |
+--------+                               +------------------------------------+
[_] Check this box if                    | OMB NUMBER               3235-0287 |
    no longer subject                    | EXPIRES         SEPTEMBER 30, 1998 |
    to Section 16.                       | ESTIMATED AVERAGE BURDEN           |
    Form 4 or Form 5                     | HOURS PER RESPONSE . . . . . . 0.5 |
    obligations may                      +------------------------------------+
    continue. See
    Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

                            MEREDITH PARTNERS, INC.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                  3000 SAND HILL ROAD, BUILDING 1, SUITE 100
--------------------------------------------------------------------------------
                                   (Street)

      MENLO PARK                  CALIFORNIA                          94025
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        (City)                      (State)                           (Zip)


2. Issuer Name and Ticker or Trading Symbol MERIDIAN POINT REALTY TRUST VIII CO.
                                            ------------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)        *
                                                                  --------------

4.  Statement for Month/Year                  June 1997
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)                *
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

                                          *
    ----------------------------------------------------------------------------


7.  Individual or Joint/Group filing (Check Applicable Line)

    Form filed by One Reporting Person
___

 X  Form filed by More than One Reporting Person
---

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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

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Preferred Stock        06/06/97     P             60,000        A        $7-7/8       62,500                D
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
Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).                                                        SEC 1474(7-96)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
RIGHT TO PURCHASE                      $7.90              5/21/97             J                                    1,183,556
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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
RIGHT TO PURCHASE             6/11/97   6/11/97   PREFERRED    1,183,556        $7.90       200,000             D
                                                  STOCK
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

Explanation of Responses:

#4: Assignment of Right to Purchase

62,500 Shares of Preferred Stock reported in table one are beneficially owned by Allen K. Meredith, Chief Executive Officer at Meredith Partners Inc. Mr. Meredith's address is 3000 San Hill Road, Building 1, Suite 100, Menlo Park, California, 94025.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                 /s/ Allen K. Meredith               6/9/97
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                                     Allen K. Meredith
                                  Chief Executive Officer

                                                                          Page 2
                                                                  SEC 1474(7-96)